Exhibit 97
FactSet Research Systems Inc.
Incentive Compensation Recoupment Policy
(Last approved September 15, 2023, effective October 2, 2023)

I. Recoupment of Incentive Compensation Following a Mandatory Restatement

If FactSet Research Systems Inc. (the “Company”) is required to file with the U.S. Securities and Exchange Commission (the “SEC”) a Mandatory Restatement, the Board of Directors of the Company (the “Board”) or, if so designated by the Board, the Compensation and Talent Committee (the “Committee”) (in which case references herein to the Board shall be deemed references to the Committee), shall take action to recoup reasonably promptly all erroneously awarded Incentive Compensation received by a Covered Officer.

A. Amount of Incentive Compensation

The amount of Incentive Compensation to be recouped pursuant to Section I of this Policy is the amount by which the Incentive Compensation received by a Covered Officer for the relevant period exceeded that which would have been received based on the restated financial results. The amount shall be computed without regard to any taxes paid. For any erroneously awarded Incentive Compensation based on stock price or total shareholder return where the amount is not subject to recalculation directly from the information in a restatement, the amount shall be based on a reasonable estimate, and the Company shall maintain documentation of that estimate and provide such documentation to the New York Stock Exchange (“NYSE”) and Nasdaq.

B. Mandatory Restatement Period

The Company shall recoup all Incentive Compensation erroneously received by a Covered Officer during the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare a Mandatory Restatement and during any transition period that results from a change in the Company’s fiscal year within or immediately following those three (3) years, unless such transition period comprises a period of nine (9) to twelve (12) months between the last day of the previous fiscal year end and the first day of the new fiscal year, in which case such transition period shall constitute a completed fiscal year.

The date the Company is required to prepare a Mandatory Restatement is the earlier of: (A) the date the Board, or officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Mandatory Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare such accounting restatement.

Incentive Compensation is deemed received when the financial performance metric is attained, even if payment or grant occurs later.

C. Exceptions

Incentive Compensation shall not be recouped if (A) the Committee has made a determination that recovery would be impractical, and (B) one of the following: (i) direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Company had made a reasonable attempt to recover such erroneously awarded compensation, documented such attempt(s), and provided that documentation to NYSE and Nasdaq; or (ii) recovery would likely cause an otherwise tax-qualified employee retirement plan, under which benefits are broadly available to employees of the Company to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Section I of this Policy shall not apply to Incentive Compensation received by a person before he or she became a Covered Officer or if he or she did not serve as an officer of the Company for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, at any time during the Mandatory Restatement period.

II. Recoupment of Incentive Compensation and Time-Based Equity Compensation Due to Misconduct Absent a Mandatory Restatement

If the Board concludes that a Covered Officer committed Misconduct resulting in material financial or reputational harm to the Company, regardless of the occurrence of a Mandatory Restatement, the Board may direct the Company to seek recovery of all or a portion of the Incentive Compensation and Time-Based Equity Compensation awarded to such Covered Officer for the performance and vesting period in which the Misconduct occurred, provided that the Company will not seek to recover any Incentive Compensation or Time-Based Equity Compensation earned more than three (3) years prior to the date the Board takes such action.

The Company may seek recovery of Incentive Compensation and Time-Based Equity Compensation pursuant to this Section II even if the Misconduct by the Covered Officer did not result in an award or payment greater than would have been awarded absent the Misconduct.

In determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Board may consider the seriousness of the Misconduct and any other factors it deems relevant to its determination.

III. Time, Form, Manner and Method of Recoupment

The Board will determine, in its sole discretion and to the extent permitted by applicable law, the method for recouping Incentive Compensation and Time-Based Equity Compensation hereunder, which may include, without limitation:

(a) requiring reimbursement of previously paid Incentive Compensation;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Officer;

(d) withholding future payment of Incentive Compensation;

(e) demanding direct cash payment;

(f) cancelling outstanding vested or unvested equity awards or the scheduled grant of future equity awards; and/or

(g) taking any other remedial and recovery action permitted by law, as determined by the Board.

The Company’s right of recoupment under this Policy is in addition to any remedy available to the Company with respect to any Covered Officer, including, but not limited to, directing any disciplinary action permitted for a violation of a Company policy, termination of employment, the initiation of civil or criminal proceedings, and any right to repayment under Section 304 of the Sarbanes-Oxley Act of 2002 applicable to the Company’s Chief Executive Officer and Chief Financial Officer and any other applicable law.

The Company shall not indemnify any Covered Officer against the loss of Incentive Compensation or Time-Based Equity Compensation under this Policy and the Company shall not pay or reimburse any Covered Officer for premiums for an insurance policy to fund potential recovery obligations under this Policy.

IV. Defined Terms

“Covered Officer” shall mean a current or former officer of the Company who is an officer for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or who is a participant in the Company’s Executive Severance Plan.

“Incentive Compensation” means any compensation from the Company that is based in whole or in part on the achievement of Financial Performance Metrics, including, but not limited to, any bonus, incentive arrangement or equity award, but excluding salary. “Financial Performance Metrics” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial performance metrics.

“Mandatory Restatement” shall mean any accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Misconduct” shall mean:

(a) material violation of applicable law, including without limitation an act of theft, fraud, embezzlement, or misappropriation by the Covered Person with respect to the Company;

(b) material violation of a written agreement between the Company and the Covered Person, including without limitation a material violation of any confidentiality, non- competition, or non-solicitation obligation owed to the Company by the Covered Person;

(c) intentional misconduct, gross negligence, or gross recklessness in the performance of the Covered Person’s duties and responsibilities with respect to the Company;

(d) material breach of a fiduciary duty owed to the Company by the Covered Person; or

(e) personal or professional conduct by the Covered Person that can reasonably be expected to bring material public embarrassment or disgrace to the Company.

“Time-Based Equity Compensation” shall mean any equity compensation, including restricted stock units and stock options, from the Company that vests exclusively on the Covered Officer’s continued service at the Company for a specified period of time.

V. Interpretation and Enforcement

Except as otherwise stated herein, the Board is responsible for the interpretation and enforcement of this Policy. This Policy and all Incentive Compensation grants will be made and will be interpreted by the Board in a manner consistent with compliance with all applicable law and all policies and regulations of securities regulatory authorities. Any determinations made by the Board with respect to this Policy shall be final and binding on all affected individuals.

VI. Severability

If any provision of this Policy is declared illegal, invalid, or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid, and enforceable, or otherwise deleted, and the remainder of the terms of this Policy shall not be affected except to the extent necessary to reform or delete such illegal, invalid, or unenforceable provision.

VII. Effective Date

This Policy shall be effective as of October 2, 2023; provided, however, that the provisions of Section II of this Policy shall apply only to Time-Based Equity Compensation granted on or after October 2, 2023. For the avoidance of doubt, until October 2, 2023, the previous version of this Policy will continue to apply.

VIII. Amendment and Termination

The Committee may amend this Policy from time to time in its sole discretion and shall amend this Policy as it deems necessary to comply with any applicable laws or regulations.

Policy originally adopted August 31, 2017; as amended effective October 2, 2023.